

Mail Stop 3233

December 4, 2017

Via E-mail
Ding Jie Lin
Chief Executive Officer
276 Avenue, Suite 704
New York, NY 10001

> **Re: Majulah Investment, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 16, 2017**
> **File No. 333-218806**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2017 letter.

Description of Business, page 12

Potential Clientele, page 13

1. We note your revised disclosure on page 13 and your response to comment 5. However, it appears you still have disclosure identifying specific real estate properties and projects that you consider high growth areas and that you plan to offer your property management services. Please provide a reasonable basis for including these properties and projects as those in which your services may be of great appeal. Alternatively, please remove this disclosure.

2. We note your revised disclosure on page 13 in regards to the agreement between the company and JLA Holdings PTA LTD. Please disclose the principal terms of this agreement including compensation.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Ben Bunker, Esq.